SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )



                         Citation Computer Systems, Inc.
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                                (Name of Issuer)


                     Common Stock, Par Value $0.10 Per Share
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                         (Title of Class of Securities)


                                   172 894 107
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                                 (CUSIP Number)


                  John P. Walsh, Gallop, Johnson & Neuman, L.C.
                            101 S. Hanley, Suite 1600
                               St. Louis, MO 63105
                              Phone (314) 862-1200
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 27, 1999
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 172 894 107

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   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Jim G. Farmer, III

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   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)        |X|
                 (b)        |_|
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   3.     SEC Use Only

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   4.     Source of Funds (See Instructions)

          PF
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   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e) |_| 5.
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   6.     Citizenship or Place of Organization

          U.S.
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                         7.    Sole Voting Power
Number of Shares               199,869
Beneficially Owned      --------------------------------------------------------
by Each Reporting        8.    Shared Voting Power
Person                         0
With:                   --------------------------------------------------------
                         9.    Sole Dispositive Power
                               199,869
                        --------------------------------------------------------
                         10.   Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
          199,869
-------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)        |_|
-------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)
          5.2%
-------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

Item 1.   Security and issuer.

This  statement  relates to the  common  stock,  par value  $0.10,  of  Citation
Computer   Systems,   Inc.,   whose  address  is  424  South  Woods  Mill  Road,
Chesterfield, Missouri 63017.


Item 2.  Identity and Background.

(a)      Name:  Jim G. Farmer, III

(b)      Residence or business address:  2055 Walton  Road, St. Louis,  Missouri
         63017

(c) Present principal occupation: President, Chairman and Chief Executive Officer of Pelham Corporation, a private investment company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:  United States.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds used in making the purchases, $368,700 in the aggregate, was the individual funds of the Reporting Person. No portion of such funds were borrowed or otherwise obtained for the purpose of acquiring such securities.


Item 4.  Purpose of Transaction.

The Reporting Person has acquired the securities of the issuer for investment purposes. The Reporting Person may make further acquisitions of additional securities of the issuer at such time as the Reporting Person determines that his investment purposes will be furthered thereby.


Item 5.  Interest in Securities of the Issuer.

(a)      The Reporting Person beneficially owns 199,869 shares as follows:

                             Number of
         Record Owner         Shares      Form of Beneficial Ownership
         ------------        ---------    ----------------------------

         Jim G. Farmer, III   104,600   Sole voting and sole dispositive power

         Pelham Corporation    95,269   Sole voting and shared dispositive power

(b) With respect to 95,269 referred to above, the Reporting Person, by reason of his ownership of 70% the issued and outstanding voting securities of Pelham Corporation, has sole voting and sole dispositive power. The following information is provided regarding Pelham
         Corporation:

         (i)      Name:  Pelham Corporation

         (ii)     Business address: 2055 Walton Rd., St. Louis, MO  63114

         (iii)    Principal business:  investments; consulting


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.


Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Jim G. Farmer, III
                                        ----------------------------------------
                                        Jim G. Farmer, III

                                        Date:  November 3, 1999